Exhibit 99.1
Ninetowns’ Corrections of Second Half and Full Year 2009 Financial Results
Press Release Source: Ninetowns Internet Technology Group Company Limited On Tuesday June 29, 2010, 9:37 am EDT
BEIJING, June 29 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Company Limited (NASDAQ: NINE — News) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today reports certain corrections to its previously released second half and full year 2009 financial results.
1. Reasons for corrections
Certain corrections have been made to the second half and full year 2009 financial results in order to,
i. Reclassify amounts attributable to discontinued operations in 2008;
ii. Reclassify 2009 unrealized losses on investments in available for sale securities from other comprehensive income to earnings.
2. Matters to be corrected
1) Second Half 2009 Financial Highlights
2) Full Year 2009 Financial Highlights
3) Second Half 2009 Financial Results
4) Full Year 2009 Financial Results
5) Condensed Consolidated Statements of Operations for six months ended December 31, 2008, June 30, 2009 and December 31, 2009
6) Condensed Consolidated Statements of Operations for the years ended December 31, 2008 and 2009
For each corrected item below, we have set forth the relevant item both before and after correction.
1) Second Half 2009 Financial Highlights
<Before correction>
•	Net income was RMB48,287 (US$7,074), as compared to a net loss of RMB140.9 million (US$20.6 million) for the second half of 2008.
<After correction>
•	Net loss was RMB1.6 million (US$0.2 million), as compared to a net loss of RMB140.9 million (US$20.6 million) for the second half of 2008.
<Before correction>
•	Both basic and diluted net income per ADS (each ADS represents one ordinary share) were nil, compared to a basic and diluted net loss per ADS of RMB4.02 (US$0.59) for the second half of 2008.
<After correction>
•
Both basic and diluted net loss per ADS (each ADS represents one ordinary share) were RMB0.05 (US$0.01), compared to a basic and diluted net loss per ADS of RMB4.02 (US$0.59) for the second half of 2008.

2) Full Year 2009 Financial Highlights
<Before correction>
•	Net income was RMB3.0 million (US$0.4 million), as compared to net loss of RMB169.6 million (US$24.9 million) for 2008.
<After correction>
•	Net income was RMB1.3 million (US$0.2 million), as compared to net loss of RMB169.6 million (US$24.9 million) for 2008.
<Before correction>
•	Both basic and diluted net income per ADS was RMB0.09 (US$0.01), compared to basic and diluted net loss per ADS of RMB4.85 (US$0.71) for 2008.
<After correction>
•	Both basic and diluted net income per ADS was RMB0.04 (US$0.01), compared to basic and diluted net loss per ADS of RMB4.85 (US$0.71) for 2008.
3) Second Half 2009 Financial Results
<Before correction>
Operating Expenses. For the second half of 2009, total operating expenses were RMB72.0 million (US$10.5 million), representing an increase of 8% from RMB66.7 million (US$9.8 million) in the second half of 2008.
<After correction>
Operating Expenses. For the second half of 2009, total operating expenses were RMB72.0 million (US$10.5 million), representing an increase of 20% from RMB60.1 million (US$8.8 million) in the second half of 2008.
<Before correction>
General and administrative (“G&A”) expenses were RMB34.5 million (US$5.1 million) for the second half of 2009, representing a decrease of 27% from RMB47.5 million (US$7.0 million) for the same period of 2008. This decrease was primarily due to a reduction in legal and professional fees and the implementation of our “cost reduction” program in the second half of 2009.
<After correction>
General and administrative (“G&A”) expenses were RMB34.5 million (US$5.1 million) for the second half of 2009, representing a decrease of 16% from RMB40.9 million (US$6.0 million) for the same period of 2008. This decrease was primarily due to a reduction in legal and professional fees and the implementation of our “cost reduction” program in the second half of 2009.
<Before correction>
Operating Loss. As a result, operating loss for the second half of 2009 was RMB40.8 million (US$6.0 million), compared to an operating loss of RMB15.5 million (US$2.3 million) for the second half of 2008.

<After correction>
Operating Loss. As a result, operating loss for the second half of 2009 was RMB40.8 million (US$6.0 million), compared to an operating loss of RMB9.0 million (US$1.3 million) for the second half of 2008.
<Before correction>
Other Income. For the second half of 2009, other income, primarily including interest income, gains on sales of short-term investments and changes in fair value of marketable options, amounted to RMB45.0 million (US$6.6 million), as compared to other income of RMB8.8 million (US$1.3 million) for the same period in 2008.
<After correction>
Other Income. For the second half of 2009, other income, primarily including interest income, gains on sales of short-term investments and changes in fair value of marketable options, amounted to RMB43.3 million (US$6.3 million), as compared to other income of RMB8.8 million (US$1.3 million) for the same period in 2008.
<Before correction>
Income from continuing operations before income tax. For the second half of 2009, income from continuing operations before income tax was RMB4.1 million (US$0.6 million), compared to a net loss of RMB6.7 million (US$1.0 million) for the same period in 2008.
<After correction>
Income from continuing operations before income tax. For the second half of 2009, income from continuing operations before income tax was RMB2.5 million (US$0.4 million), compared to a net loss of RMB0.2 million (US$0.03 million) for the same period in 2008.
<Before correction>
Income tax expense. Income tax expense included a provision for withholding tax of RMB4.1 million (US$0.6 million) for the second half of 2009 on dividends paid by our Chinese subsidiaries to our overseas holding companies.
<After correction>
Income tax expense. Income tax expense included a provision for withholding tax of RMB4.8 million (US$0.7 million) for the second half of 2009 on dividends paid by our Chinese subsidiaries to our overseas holding companies.
<Before correction>
Net Income. For the second half of 2009, net income was RMB48,287 (US$7,074), as compared to a net loss of RMB140.9 million (US$20.6 million) for the second half of 2008. Both basic and diluted net income per ADS for the second half of 2009 were nil, compared to basic and diluted net loss per ADS of RMB4.02 (US$0.59) for the same period in 2008.

<After correction>
Net loss. For the second half of 2009, net loss was RMB1.6 million (US$0.2 million), as compared to a net loss of RMB140.9 million (US$20.6 million) for the second half of 2008. Both basic and diluted net loss per ADS for the second half of 2009 were RMB0.05 (US$0.01), compared to basic and diluted net loss per ADS of RMB4.02 (US$0.59) for the same period in 2008.
4) Full Year 2009 Financial Results
<Before correction>
Operating Expenses. For fiscal year 2009, total operating expenses decreased by 6% to RMB123.9 million (US$18.2 million) from RMB132.0 million (US$19.4 million) in fiscal year 2008.
<After correction>
Operating Expenses. For fiscal year 2009, total operating expenses increased by 4% to RMB123.9 million (US$18.2 million) from RMB118.9 million (US$17.4 million) in fiscal year 2008.
<Before correction>
G&A expenses decreased by 29% to RMB62.9 million (US$9.2 million) in fiscal year 2009 from RMB88.6 million (US$13.0 million) in fiscal year 2008. This decrease was primarily due to a reduction in legal and professional fees and the implementation of our “cost reduction” program in 2009.
<After correction>
G&A expenses decreased by 17% to RMB62.9 million (US$9.2 million) in fiscal year 2009 from RMB75.5 million (US$11.1 million) in fiscal year 2008. This decrease was primarily due to a reduction in legal and professional fees and the implementation of our “cost reduction” program in 2009.
<Before correction>
Operating Loss. As a result, operating loss for the full year 2009 was RMB58.7 million (US$8.6 million), compared to an operating loss of RMB40.0 million (US$5.9 million) for the full year 2008.
<After correction>
Operating Loss. As a result, operating loss for the full year 2009 was RMB58.7 million (US$8.6 million), compared to an operating loss of RMB26.9 million (US$3.9 million) for the full year 2008.
<Before correction>
Other Income. For the full year 2009, other income, primarily including interest income, gains on sales of short-term investments and changes in fair value of marketable options, amounted to RMB73.1 million (US$10.7 million), as compared to other income of RMB19.4 million (US$2.8 million) for the full year 2008.
<After correction>
Other Income. For the full year 2009, other income, primarily including interest income, gains on sales of short-term investments and changes in fair value of marketable options, amounted to RMB71.4 million (US$10.5 million), as compared to other income of RMB19.4 million (US$2.8 million) for the full year 2008.

<Before correction>
Income from continuing operations before income tax. For the full year 2009, income from continuing operations before income tax was RMB14.4 million (US$2.1 million), compared to a net loss of RMB20.6 million (US$3.0 million) for the full year 2008.
<After correction>
Income from continuing operations before income tax. For the full year 2009, income from continuing operations before income tax was RMB12.7 million (US$1.9 million), compared to a net loss of RMB7.5 million (US$1.1 million) for the full year 2008.
<Before correction>
Income tax expense. Income tax expense included a provision for withholding tax of RMB4.1 million (US$0.6 million) for the full year 2009 on dividends paid by our Chinese subsidiaries to our overseas holding companies.
<After correction>
Income tax expense. Income tax expense included a provision for withholding tax of RMB4.8 million (US$0.7 million) for the full year 2009 on dividends paid by our Chinese subsidiaries to our overseas holding companies.
<Before correction>
Net Income. For the full year 2009, net income was RMB3.0 million (US$0.4 million), compared to net loss of RMB169.6 million (US$24.9 million) for the full year 2008. Both basic and diluted net income per ADS for the full year 2009 was RMB0.09 (US$0.01), compared to basic and diluted net loss per ADS of RMB4.85 (US$0.71) for the full year 2008.
<After correction>
Net Income. For the full year 2009, net income was RMB1.3 million (US$0.2 million), compared to net loss of RMB169.6 million (US$24.9 million) for the full year 2008. Both basic and diluted net income per ADS for the full year 2009 was RMB0.04 (US$0.01), compared to basic and diluted net loss per ADS of RMB4.85 (US$0.71) for the full year 2008.

5) Condensed Consolidated Statements of Operations for six months ended December 31, 2008, June 30, 2009 and December 31, 2009
<Before correction>
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
SIX MONTHS ENDED DECEMBER 31, 2008, JUNE 30, 2009 AND DECEMBER 31, 2009
(In thousands, except share-related data)

	For the six months ended
	Dec. 31,	Dec. 31,	Jun. 30,	Jun. 30,	Dec. 31,	Dec. 31,
	2008	2008	2009	2009	2009	2009
	RMB	US$	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	54,687	8,016	42,683	6,249	51,071	7,482
Total cost of revenues	(3,526)	(517)	(8,665)	(1,269)	(19,933)	(2,920)

Gross profit	51,161	7,499	34,018	4,980	31,138	4,562
Selling and marketing expenses	(8,270)	(1,212)	(8,741)	(1,280)	(8,628)	(1,264)
General and administrative expenses	(47,504)	(6,964)	(28,379)	(4,154)	(34,498)	(5,054)
Research and development expenses	(8,174)	(1,199)	(9,989)	(1,462)	(7,384)	(1,082)
Allowance for doubtful accounts, net	(2,749)	(403)	(4,806)	(704)	(21,453)	(3,143)

Loss from operations	(15,536)	(2,279)	(17,897)	(2,620)	(40,825)	(5,981)
Interest income	3,866	567	2,874	421	1,406	206
Gain on sales of short-term investments	2,456	360	5,212	763	31,945	4,680
Change in fair value of marketable options	—	—	18,907	2,768	8,777	1,286
Gain from disposal of investment under cost method	2,187	321	—	—	—	—
Others	296	43	1,138	166	2,836	415

(Loss) income from continuing operations before income tax	(6,731)	(988)	10,234	1,498	4,139	606
Income tax expense	(153)	(22)	(32)	(5)	(4,068)	(596)

(Loss) income from continuing operations	(6,884)	(1,010)	10,202	1,493	71	10
Loss from discontinued operations (Net of income tax)	(133,972)	(19,637)	(7,235)	(1,058)	(23)	(3)

Net (loss) income	(140,856)	(20,647)	2,967	435	48	7

(Loss) income from continuing operations per share:
Basic	(RMB0.20)	(US$0.03)	RMB0.29	US$0.04	RMB—	US$—
Diluted	(RMB0.20)	(US$0.03)	RMB0.29	US$0.04	RMB—	US$—

Loss from discontinued operations per share:
Basic	(RMB3.82)	(US$0.56)	(RMB0.21)	(US$0.03)	RMB—	US$—
Diluted	(RMB3.82)	(US$0.56)	(RMB0.21)	(US$0.03)	RMB—	US$—

Net (loss) income per share:
Basic	(RMB4.02)	(US$0.59)	RMB0.08	US$0.01	RMB—	US$—
Diluted	(RMB4.02)	(US$0.59)	RMB0.08	US$0.01	RMB—	US$—

Weighted average shares used in computation:
Basic	34,997,505	34,997,505	35,083,975	35,083,975	35,117,280	35,117,280
Diluted	34,997,505	34,997,505	35,083,975	35,083,975	35,117,280	35,117,280

Note:
Certain reclassifications of previous reported amounts have been made to conform to the current period presentation. These reclassifications are primarily due to the presentation of discontinued B2B operations.

<After correction>

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
SIX MONTHS ENDED DECEMBER 31, 2008, JUNE 30, 2009 AND DECEMBER 31, 2009
(In thousands, except share-related data)

	For the six months ended
	Dec. 31,	Dec. 31,	Jun. 30,	Jun. 30,	Dec. 31,	Dec. 31,
	2008	2008	2009	2009	2009	2009
	RMB	US$	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	54,687	8,016	42,683	6,249	51,071	7,482
Total cost of revenues	(3,526)	(517)	(8,665)	(1,269)	(19,933)	(2,920)

Gross profit	51,161	7,499	34,018	4,980	31,138	4,562

Selling and marketing expenses	(8,270)	(1,212)	(8,741)	(1,280)	(8,628)	(1,264)
General and administrative expenses	(40,942)	(6,002)	(28,379)	(4,154)	(34,498)	(5,054)
Research and development expenses	(8,174)	(1,199)	(9,989)	(1,462)	(7,384)	(1,082)
Allowance for doubtful accounts, net	(2,749)	(403)	(4,806)	(704)	(21,453)	(3,143)

Loss from operations	(8,974)	(1,317)	(17,897)	(2,620)	(40,825)	(5,981)
Interest income	3,866	567	2,874	421	1,406	206
Gain on sales of short-term investments	2,456	360	5,212	763	30,262	4,433
Change in fair value of marketable options	—	—	18,907	2,768	8,777	1,286
Gain from disposal of investment under cost method	2,187	321	—	—	—	—
Others	296	43	1,138	166	2,836	415

(Loss) income from continuing operations before income tax	(169)	(26)	10,234	1,498	2,456	359
Income tax expense	(153)	(22)	(32)	(5)	(4,068)	(596)

(Loss) income from continuing operations	(322)	(48)	10,202	1,493	(1,612)	(237)
Loss from discontinued operations (Net of income tax and non-controlling interest)	(140,534)	(20,599)	(7,235)	(1,058)	(23)	(3)

Net (loss) income	(140,856)	(20,647)	2,967	435	(1,635)	(240)

(Loss) income from continuing operations per share:
Basic	(RMB0.01)	(US$—)	RMB0.29	US$0.04	(RMB0.05)	(US$0.01)
Diluted	(RMB0.01)	(US$—)	RMB0.29	US$0.04	(RMB0.05)	(US$0.01)

Loss from discontinued operations per share:
Basic	(RMB4.01)	(US$0.59)	(RMB0.21)	(US$0.03)	RMB—	US$—
Diluted	(RMB4.01)	(US$0.59)	(RMB0.21)	(US$0.03)	RMB—	US$—

Net (loss) income per share:
Basic	(RMB4.02)	(US$0.59)	RMB0.08	US$0.01	(RMB0.05)	(US$0.01)
Diluted	(RMB4.02)	(US$0.59)	RMB0.08	US$0.01	(RMB0.05)	(US$0.01)

Weighted average shares used in computation:
Basic	34,997,505	34,997,505	35,083,975	35,083,975	35,117,280	35,117,280
Diluted	34,997,505	34,997,505	35,083,975	35,083,975	35,117,280	35,117,280

Note:
Certain reclassifications of previous reported amounts have been made to conform to the current period presentation. These reclassifications are primarily due to the presentation of discontinued B2B operations.

6) Condensed Consolidated Statements of Operations for the years ended December 31, 2008 and 2009
<Before correction>
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009
(In thousands, except share-related data)

	For the years ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2008	2009	2009
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	104,517	15,319	93,754	13,735
Total cost of revenues	(12,499)	(1,832)	(28,598)	(4,190)

Gross profit	92,018	13,487	65,156	9,545

Selling and marketing expenses	(21,942)	(3,216)	(17,369)	(2,546)
General and administrative expenses	(88,647)	(12,993)	(62,877)	(9,212)
Research and development expenses	(18,566)	(2,722)	(17,373)	(2,545)
Allowance for doubtful accounts, net	(2,881)	(422)	(26,259)	(3,847)

Loss from operations	(40,018)	(5,866)	(58,722)	(8,605)
Interest income	7,026	1,030	4,280	627
Gain on sales of short term investments	9,866	1,446	37,157	5,443
Change in fair value of marketable options	—	—	27,684	4,056
Gain from disposal of investment under cost method	2,187	321	—	—
Others	358	52	3,974	582

(Loss) income from continuing operations before income tax	(20,581)	(3,017)	14,373	2,103
Income tax expense	(836)	(123)	(4,100)	(601)

(Loss) income from continuing operations	(21,417)	(3,140)	10,273	1,502
Loss from discontinued operations (Net of income tax)	(148,195)	(21,722)	(7,258)	(1,063)

Net (loss) income	(169,612)	(24,861)	3,015	439

(Loss) income from continuing operations per share:
Basic	(RMB0.61)	(US$0.09)	RMB0.29	US$0.04
Diluted	(RMB0.61)	(US$0.09)	RMB0.29	US$0.04

Loss from discontinued operations per share:
Basic	(RMB4.24)	(US$0.62)	(RMB0.20)	(US$0.03)
Diluted	(RMB4.24)	(US$0.62)	(RMB0.20)	(US$0.03)

Net (loss) income per share:
Basic	(RMB4.85)	(US$0.71)	RMB0.09	US$0.01
Diluted	(RMB4.85)	(US$0.71)	RMB0.09	US$0.01

Weighted average shares used in computation:
Basic	34,997,505	34,997,505	35,100,194	35,100,194
Diluted	34,997,505	34,997,505	35,100,194	35,100,194

Note:
Certain reclassifications of previous reported amounts have been made to conform to the current period presentation. These reclassifications are primarily due to the presentation of discontinued B2B operations.

<After correction>
NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009
(In thousands, except share-related data)

	For the years ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2008	2009	2009
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	104,517	15,319	93,754	13,735
Total cost of revenues	(12,499)	(1,832)	(28,598)	(4,190)

Gross profit	92,018	13,487	65,156	9,545

Selling and marketing expenses	(21,942)	(3,216)	(17,369)	(2,546)
General and administrative expenses	(75,523)	(11,069)	(62,877)	(9,212)
Research and development expenses	(18,566)	(2,722)	(17,373)	(2,545)
Allowance for doubtful accounts, net	(2,881)	(422)	(26,259)	(3,847)

Loss from operations	(26,894)	(3,942)	(58,722)	(8,605)
Interest income	7,026	1,030	4,280	627
Gain on sales of short term investments	9,866	1,446	35,474	5,196
Change in fair value of marketable options	—	—	27,684	4,056
Gain from disposal of investment under cost method	2,187	321	—	—
Others	358	52	3,974	582

(Loss) income from continuing operations before income tax	(7,457)	(1,093)	12,690	1,856
Income tax expense	(836)	(123)	(4,100)	(601)

(Loss) income from continuing operations	(8,293)	(1,216)	8,590	1,255
Loss from discontinued operations (Net of income tax and non-controlling interest)	(161,319)	(23,645)	(7,258)	(1,063)

Net (loss) income	(169,612)	(24,861)	1,332	192

(Loss) income from continuing operations per share:
Basic	(RMB0.24)	(US$0.03)	RMB0.25	US$0.04
Diluted	(RMB0.24)	(US$0.03)	RMB0.25	US$0.04

Loss from discontinued operations per share:
Basic	(RMB4.61)	(US$0.68)	(RMB0.21)	(US$0.03)
Diluted	(RMB4.61)	(US$0.68)	(RMB0.21)	(US$0.03)

Net (loss) income per share:
Basic	(RMB4.85)	(US$0.71)	RMB0.04	US$0.01
Diluted	(RMB4.85)	(US$0.71)	RMB0.04	US$0.01

Weighted average shares used in computation:
Basic	34,997,505	34,997,505	35,100,194	35,100,194
Diluted	34,997,505	34,997,505	35,100,194	35,100,194

Note:
Certain reclassifications of previous reported amounts have been made to conform to the current period presentation. These reclassifications are primarily due to the presentation of discontinued B2B operations.

About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq: NINE — News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE.” More information can be found at http://www.ninetowns.com/english.
For more information please contact:

Helen Wu Investor Relations Ninetowns Internet Technology Group Company Limited Tel: (+86-10) 6589-9287 Email: ir@ninetowns.com	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty Tel: +1 (212) 889-4350 Email: ninetowns@taylor-rafferty.com

Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty Tel: +852 3196-3712 Email: ninetowns@taylor-rafferty.com